Exhibit 99.48

December 2, 2019

To:

British Columbia Securities Commission,

Alberta Securities Commission,

Financial and Consumer Affairs Authority of Saskatchewan,

The Manitoba Securities Commission,

Ontario Securities Commission,

Financial and Consumer Services Commission (New Brunswick),

Nova Scotia Securities Commission,

Office of the Superintendent of Securities, Service Newfoundland & Labrador,

Office of the Superintendent of Securities, Government of Prince Edward Island,

We have read the statements made by Akumin Inc. in the attached copy of change of auditor notice dated December 2, 2019, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated December 2, 2019.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.